Dykema Gossett PLLC 111 E. Kilbourn Ave. Suite 1050 Milwaukee, WI 53202 www.dykema.com Tel: 414-488-7300

Kate Bechen Direct Dial: (414) 488-7333 Email: KBechen@dykema.com

October 24, 2024

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention: Tyler Howes, Tim Buchmiller, Eric Atallah, and Lynn Dicker

Re:	PowerUp Acquisition Corp.
Registration Statement on Form S-4
Filed September 6, 2024
File No. 333-281991

Dear Mr. Howes, Mr. Buchmiller, Mr. Atallah and Ms. Dicker:

This response letter (this “Response”) is submitted on behalf of PowerUp Acquisition Corp. (the “Company”) in response to the comments that the Company received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) in a letter addressed to Mr. Ajjarapu, dated October 8, 2024 (the “Comment Letter”), with respect to the Company’s registration statement on Form S-4 (the “Registration Statement”), filed with the SEC on September 6, 2024. The Company is concurrently submitting a first amendment to the Registration Statement (“Amendment No. 1”), which reflects the changes discussed in this Response that the Company made to address the Staff’s comments and other updates.

For reference purposes, each of the Staff’s numbered comments from the Comment Letter is set forth in bold text below, followed by the Company’s response to each comment. All capitalized terms used but not defined in this Response have the meanings ascribed to them in Amendment No. 1.

The responses below are based on information provided to Dykema Gossett PLLC by the Company.

Registration Statement on Form S-4

Cover Page

1.	Please revise your cover page to state the determination of the board of directors disclosed in response to Item 1606(a) of Regulation S-K. Refer to Item 1604(a)(1) of Regulation S-K for guidance.

Response: In response the Staff’s comments, the Company has revised its disclosures on the cover page of Amendment No. 1.

California | Illinois | Michigan | Minnesota | Texas | Washington, D.C. | Wisconsin

U.S. Securities and Exchange Commission
Division of Corporate Finance
October 24, 2024
Page 2

2.	Please revise your cover page to provide the disclosures required by Regulation S-K Item 1604(a)(3) and (4).

Response: In response the Staff’s comments, the Company has revised its disclosures on the cover page of Amendment No. 1.

3.	We note your disclosure that the implied enterprise value of Aspire at the time of signing the Business Combination Agreement was in the range between $744 million to $822 million. Please update to disclose the final valuation attributed to Aspire Biopharma, Inc. in connection with the business combination on your cover page or explain why there is a range.

Response: In response the Staff’s comments, the Company has revised its disclosures on the cover page of Amendment No. 1.

4.	Please identify the “original sponsor” upon your first use of this term.

Response: In response the Staff’s comments, the Company has revised its disclosures on the cover page of Amendment No. 1.

5.	We note that you are registering 14,375,000 Public Warrants to purchase New Aspire Common Stock and that those warrants will be exercisable commencing 30 days following the Closing and that you must complete the initial business combination by February 17, 2025 (or by the end of any Extension Period if you further extend the period of time to consummate an initial business combination). To the extent that the Public Warrants are exercisable within one year of the registration of those securities, please also register the underlying shares of common stock in accordance with Securities Act Sections C&DI Question 103.04 and indicate the offering of the shares underlying the Public Warrants in the headings on the cover page and elsewhere in your disclosure.

Response: In response the Staff’s comments, the Company has revised its disclosures on the cover page of Amendment No. 1.

6.	We note from the third paragraph on the second page of your cover page that you are registering 45,937,500 shares of New Aspire Class A Common Stock and that in connection with the PowerUp Domestication, prior to the Closing Date, each issued and outstanding Class A ordinary share of PowerUp will convert, on a one-for-one basis, into a share of Class A common stock of New Aspire. Please also register the 577,644 shares of New Aspire Class A Common Stock that may be issued upon conversion of the Class A ordinary shares of PowerUp that are currently held by the public shareholders and revise your disclosure as appropriate.

Response: In response the Staff’s comments, the Company has revised its disclosures on the cover page of Amendment No. 1.

Questions and Answers for Shareholders of PowerUp

Q: Why is PowerUp proposing the Business Combination?, page 13

7.	Revise to clarify if “oral consumption” means sublingual absorption as indicated elsewhere in the filing. We also note your references to a “patented formulation” and the disclosure on page 212 that Aspire’s new “patent pending” formulation is a significant improvement on the previously patented formulation. Revise your disclosure here and throughout to clarify whether you have patent protection on your current formulation or on any prior inventions on which your formulation is based.

Response: In response the Staff’s comments, the Company has revised its disclosures on page 13 and has updated the intellectual property disclosures throughout Amendment No. 1.

U.S. Securities and Exchange Commission
Division of Corporate Finance
October 24, 2024
Page 3

Q: What conditions must be satisfied to complete the Business Combination?, page 26

8.	Please disclose which of these conditions can be waived and the parties may still proceed with closing the business combination.

Response: In response the Staff’s comments, the Company has revised its disclosures on page 26 and elsewhere throughout Amendment No. 1.

Q: What interests do PowerUp’s current officers and directors, Initial Shareholders, and Aspire’s..., page 30

9.	Please disclose if any consideration was received by the shareholders who have agreed not to redeem their shares and to vote in favor of the merger agreement.

Response: In response the Staff’s comments, the Company has revised its disclosures on pages 30, 50, 84, and 152 of Amendment No. 1 to clarify that the Initial Shareholders agreed not to redeem their shares and vote in favor of the Business Combination pursuant to the terms of the Letter Agreement, not in exchange for any consideration.

Summary of the Proxy Statement/Prospectus

Aspire, page 36

10.	Please revise to define the term “do no harm” drugs at first use in this section.

Response: In response the Staff’s comments, the Company has revised its disclosures on page 36 of Amendment No. 1 and elsewhere as appropriate to define the term “do no harm.”

11.	Please clearly disclose the current developmental and regulatory status of your Instaprin candidate. For example, we note disclosure on page 67 states that Instaprin is currently in the “early stages of preclinical development.” We also note disclosure on page 211 indicates that you have already completed a Phase 1 clinical trial for this product candidate and your reference to “additional clinical trials” here and throughout. Please revise to clarify the current development status of your Instaprin candidate and reconcile these inconsistencies, or advise.

Response: In response the Staff’s comments, the Company has revised its disclosures on page 211 of Amendment No. 1 and elsewhere as appropriate for consistency.

12.	We note your statement that Instaprin will be able to deliver large doses with no dilution through absorption in the bloodstream and that it will have “no harmful impact on the gastric system” or its mucous membrane. Please revise to clarify, if true, that this is an aspirational statement that represents the belief of management or present the material data that supports this statement and identify the source of the data.

Response: In response the Staff’s comments, the Company has revised its disclosures on page 36 of Amendment No. 1 and elsewhere as appropriate for consistency.

U.S. Securities and Exchange Commission
Division of Corporate Finance
October 24, 2024
Page 4

13.	We note disclosure stating you intend to apply for Fast Track designation for the prescription strength formulation of Instaprin given the “history of safety” observed in “Q4 2024.” Please explain what is meant by the phrase “history of safety” in this context. To the extent you are referring to the results of a clinical trial, revise to instead present the objective results observed while conducting said trial. Alternatively, please remove this statement.

Response: In response the Staff’s comments, the Company has revised its disclosures on page 36 of Amendment No. 1 and elsewhere as appropriate to clarify the statements referenced in this comment 13.

PowerUp Sponsor, page 37

14.	Please identify the individual or individuals that control SRIRAMA Associates, LLC. In your revisions, please also disclose any individuals that have direct or indirect material interests in SRIRAMA Associates, LLC, as well as quantifying the nature and amount of their interests. Refer to Item 1603(a)(7) of Regulation S-K for guidance.

Response: In response the Staff’s comments, the Company has revised its disclosures on page 37 of Amendment No. 1.

15.	We note your statement that Surendra Ajjarapu, the manager of SRIRAMA Associates, LLC, has “extensive experience” with other SPACs. Please revise to provide additional and balanced disclosure about Mr. Ajjarapu’s, the Sponsor’s or the Original Sponsor’s experience with other SPACs including any completed business combinations, liquidated SPACs, pending business combinations and any other SPACs the Sponsor or Original Sponsor or any of their affiliates or promoters are affiliated with that are still searching for a target. Your revisions should also address, as applicable, extensions of prior SPACs and redemption levels experienced by prior SPACs in connection with any extension request or business combination. Refer to Item 1603(a)(3) of Regulation S-K.

Response: In response the Staff’s comments, the Company has revised its disclosures on page 37 of Amendment No. 1.

Compensation Received by the Sponsor, the Original Sponsor, and Their Affiliates, page 45

16.	Please revise this section to also include any compensation received by the directors and officers of PowerUp Acquisition Corp.

Response: In response the Staff’s comments, the Company has revised its disclosures on page 47 of Amendment No. 1.

17.	Please revise here to disclose the nature and amounts of any reimbursements that will be paid to the Original Sponsor, the Sponsor, any of their respective affiliates, or promoters upon completion of the business combination. Refer to Regulation S-K Item 1603(a)(6) for guidance.

Response: In response the Staff’s comments, the Company has revised its disclosures on page 47 of Amendment No. 1.

U.S. Securities and Exchange Commission
Division of Corporate Finance
October 24, 2024
Page 5

18.	Please define and quantify the term “Sponsor Advisory Fee” as used in footnote 5 and elsewhere and ensure that such fee is indicated under the heading “Compensation Received by the Sponsor, the Original Sponsor, and Their Affiliates” on page 45 and in the section titled “Interests of PowerUp’s Directors and Executive Officers, the Initial Shareholders, and Aspire’s Directors and Executive Officers in the Business Combination.”

Response: In response the Staff’s comments, the Company has revised its disclosures on pages 46 and 47 of Amendment No. 1 to remove the term “Sponsor Advisory Fee,” as it was included in error.

Risk Factors

19.	Please include a risk factor discussing the risks to investors arising from the history of Aspire’s lead product candidate Instaprin. In this risk factor, please discuss the development history of Instaprin, including Instaprin Pharmaceuticals, it’s CEO and subsequent litigation related to his role in the business. Please also clarify if the former CEO of Instaprin Pharmaceuticals has any affiliation with Aspire Biopharma, Inc.

Response: In response the Staff’s comments, the Company has added a risk factor relating to Instaprin’s history on page 65 of Amendment No. 1. Aspire believes that the risk is largely reputational as it continues the development of Instaprin. While the proceedings clearly indicate that the former chief executive officer of Instaprin Pharmaceuticals diverted significant funds from Instaprin Pharmaceuticals for his own personal use, he did work with health professionals from the Honor Health System and Glatt Pharmaceuticals. In deciding to pursue the Instaprin technology, Aspire discussed the history of the drug development with scientists, including Dr. Szandu, and believed that it should be pursued. The other risk is that Aspire is obligated to pay the stockholders of Instaprin a percentage of revenues which could have a negative effect on Aspire’s financial performance. The former chief executive officer of Instaprin Pharmaceuticals is not affiliated with Aspire. All of the shares of Instaprin held by Mr. Milne were distributed to the Instaprin shareholders in partial satisfaction of the SEC’s judgement against Mr. Milne and, as such, Mr. Milne was never a stockholder of Aspire.

Waiver of fees by Citigroup…, page 102

20.	Please expand your risk factor to caution investors not to place any reliance on that fact that Citigroup has been previously involved with your initial public offering.

Response: In response the Staff’s comments, the Company has revised its disclosures on page 104 of Amendment No. 1.

Business Combination Proposal

Ownership of New Aspire, page 133

21.	Your lead in paragraph to the table on page 133 indicates that the table illustrates, among other things, the dilutive effect of outstanding warrants, but the table does not address those warrants. Please revise as appropriate.

Response: In response the Staff’s comments, the Company has revised its disclosures on page 135 of Amendment No. 1.

Termination of the Agreement with Candidate One, page 139

22.	Revise to provide more specific disclosure about the conditions to closing that were not satisfied or waived and that led to the termination of the business combination agreement with Visiox.

Response: In response the Staff’s comments, the Company has revised its disclosures on page 141 of Amendment No. 1.

Timeline of the Business Combination Negotiations with Aspire, page 139

23.	Please disclose if any other potential targets were considered by PowerUp Acquisition following the decision to terminate the prior business combination agreement entered into with Candidate One.

Response: In response the Staff’s comments, the Company respectfully advises the Staff that no other new targets were considered by the Company following the decision to terminate the prior business combination agreement entered into with Candidate One.

U.S. Securities and Exchange Commission
Division of Corporate Finance
October 24, 2024
Page 6

24.	Please disclose the initial valuation attributed to Aspire Biopharma and any changes to this valuation between July 2024 and September 2024. Please also discuss the reasoning behind any subsequent changes to the valuation, if applicable.

Response: In response the Staff’s comments, the Company has revised its disclosures on page 141 of Amendment No. 1.

25.	We note your disclosure that as of the date of this proxy statement/prospectus, final due diligence reviews are being completed by the parties. Please update your disclosure in this regard and disclose the nature of the due diligence review items that were incomplete at the time you entered into the business combination agreement. If the due diligence review will be ongoing at the time you anticipate your registration being declared effective, please include appropriate disclosure on your cover page and include appropriate risk factor disclosure.

Response: In response the Staff’s comments, the Company has revised its disclosures on page 141 of Amendment No. 1. Further, the Company respectfully advises the Staff that due diligence will be completed prior to the time the Registration Statement is declared effective.

26.	Disclose how CTM Advisory, Ltd. will be compensated for its introduction of Aspire to PowerUp. We note the disclosure on page F-60 that Aspire agreed to pay CTM or its named agent an advisory fee compensation of 6% of the amount of shares outstanding following the Transaction in the form of common shares, upon closing a transaction. Please tell us whether CTM’s potential ownership should be reflected in the “Beneficial Ownership of Securities” section and how the issuance of such shares is reflected in the tables on pages 14 and 15.

Response: In response the Staff’s comments, the Company has revised its disclosures on page 141 of Amendment No. 1 to reflect how CTM will be compensated and that CTM and Aspire amended their advisory agreement to lower the advisory fee to 4.5%. Further, the Company respectfully advises the Staff that the shares owed to CTM will be transferred by Aspire stockholders after the consummation of the Business Combination and as such no additional shares need to be reflected in the post-closing ownership disclosures throughout the Registration Statement.

Opinion of Financial Advisor to PowerUp, page 143

27.	We note your statements here and elsewhere in the prospectus, as well as in the fairness opinion attached as Annex H, that the opinion is intended solely to be used by the PowerUp Board. Please remove this statement. Alternatively, please disclose the legal basis for your and KPSN’s belief that stockholders cannot rely on the opinion to bring state law actions, including a description of any state law authorities on such a defense. If no such authority exists, please disclose that this issue will be resolved by a court, resolution of this issue will have no effect on the rights and responsibilities of PowerUp’s board under state law and the availability or non-availability of this defense has no effect on the rights and responsibilities of either KPSN or PowerUp’s board under federal securities laws.

Response: In response the Staff’s comments, the Company has revised its disclosures on pages 41 and 145 of Amendment No.1. Additionally, and in response to the Staff’s comments, KPSN re-issued the fairness opinion to remove the statement.

28.	Disclose any instructions received by KPSN from PowerUp or the Sponsor, and any limitations imposed by PowerUp or the Sponsor, on the scope of the activities conducted by KPSN in connection with the fairness opinion. Refer to Regulation S-K Item 1607(b)(6).

Response: In response the Staff’s comments, the Company has revised its disclosures on page 145 of Amendment No. 1.

U.S. Securities and Exchange Commission
Division of Corporate Finance
October 24, 2024
Page 7

Guideline Public Company Method Cross-Check, page 145

29.	We note your disclosure of numerous public companies that KPSN determined were comparable to Aspire Biopharma. Please revise to further disclose the methodology used to reach this determination and explain why KPSN believed the identified companies were appropriate to use in their analysis and comparable to Aspire given their differing stage of operations.

Response: In response the Staff’s comments, the Company has revised its disclosures on page 148 of Amendment No. 1.

Projected Financial Information, page 146

30.	Please revise to disclose all material bases of the disclosed projections and all material assumptions that underlie the financial projections, and any material factors that may affect such assumptions appearing on page 148. The disclosure should include a discussion of any material growth or reduction rates or discount rates used in preparing the projections, and the reasons for selecting such growth or reduction rates or discount rates. Refer to Regulation S-K Item 1609(b). Please clearly state the year you assume FDA approval is received for any applicable product and the extent to which the revenues presented reflect that FDA approval was obtained. Also ensure your disclosure explains why you believe you will begin to generate revenue from product sales and licensing revenue in 2025 given that you currently have no products approved for commercial sale and do not appear to have entered into any licensing agreements at this time. Please also revise here, or wherever else appropriate, to clarify the current development status of all products discussed in your financial projections. To the extent development has not yet begun on any candidates aside from Instaprin, please revise to clearly state this fact.

Response: In response the Staff’s comments, the Company respectfully advises the Staff that all material bases of the disclosed projections have been disclosed and that the Company has revised its disclosures on page 149 of Amendment No. 1. for additional clarity. Further, the Company notes that all of Aspire’s products are currently under development.

31.	We note the disclosure under the heading “DCF Analysis” on page 145 that KPSN utilized profit or loss projections and free cash flow projections, but that the projections here only show EBITDA and EBIT projections. Please revise to show the profit or loss and free cash flow projections that KPSN utilized or revise your disclosure as appropriate.

Response: In response the Staff’s comments, the Company has revised its disclosures on page 147 of Amendment No. 1

32.	Disclose whether or not Aspire has affirmed to PowerUp that its projections reflect the view of Aspire’s management or board of directors about its future performance as of the most recent practicable date prior to the date of the proxy statement/prospectus is required to be disseminated to security holders. If the projections no longer reflect the views of PowerUp’s or Aspire’s management or board of directors regarding the future performance of Aspire as of the most recent practicable date prior to the proxy statement/prospectus is required to be disseminated to security holders, state the purpose of disclosing the projections and the reasons for any continued reliance by the management or board of directors on the projections. Refer to Regulation S-K Item 1609(c).

Response: In response the Staff’s comments, the Company has revised its disclosures on page 150 of Amendment No. 1.

U.S. Securities and Exchange Commission
Division of Corporate Finance
October 24, 2024
Page 8

Unaudited Pro Forma Condensed Combined Financial Information

Unaudited Pro Forma Condensed Combined Balance Sheet, page 195

33.	Please explain to us why the Contingent Liability – SEC on Aspire’s historical balance sheet is not presented as a liability.

Response: In response the Staff’s comments, the Company has revised its disclosures on page 198 of Amendment No. 1.

Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet, page 198

34.	Refer to adjustment 2. Please revise your note to clearly disclose why the payment of estimated direct and incremental transaction costs of approximately $4.9 million, resulted in a $2.5 million adjustment to subscription agreement loan liability.

Response: In response the Staff’s comments, the Company has revised its disclosures on page 201 of Amendment No. 1.

35.	Refer to adjustment 5. Please revise your note to clearly disclose significant provisions of your Subscription Agreement Loans that result in their elimination upon consummation of the Business Combination.

Response: In response the Staff’s comments, the Company has revised its disclosures on page 202 of Amendment No. 1.

36.	Refer to adjustment 7. Please revise your note to clearly disclose the significant terms of your working capital loan agreements and explain why you expect to receive $17.5 million as working capital loans. Also explain why the receipt of working capital loans does not impact your cash and cash equivalents.

Response: In response the Staff’s comments, the Company has revised its disclosures on page 202 of Amendment No. 1.

Information about PowerUp

Directors and Executive Officers, page 203

37.	Please revise here to provide the information required by Item 1603(c) of Regulation S-K.

Response: In response the Staff’s comments, the Company has revised its disclosures on page 207 of Amendment No. 1.

U.S. Securities and Exchange Commission
Division of Corporate Finance
October 24, 2024
Page 9

Information about Aspire

Business Plan, page 211

38.	We note your disclosure that Aspire may enter into license or collaboration agreements with other companies that include development funding and significant upfront and milestone payments and/or royalties, which may become an important source of revenue. Please disclose if Aspire has entered any such agreements at this time.

Response: In response the Staff’s comments, the Company has revised its disclosures on page 214 of Amendment No. 1.

Asset Purchase Agreement (“APA”) with Instaprin Pharmaceuticals Inc., page 212

39.	We note your disclosure that ten percent (10%) of buyer’s equity was to be delivered at the closing of the transactions contemplated by the Asset Purchase Agreement, in proportion to their equity holdings in the company, to be issued to a trustee for the former Instaprin Shareholders, along with an additional ten percent (10%) of buyer’s equity to be issued to the company’s service providers, pursuant to a stock incentive plan to be adopted. Please clarify if these equity distributions have occurred or are pending and, if pending, disclose how this these equity distributions will factor into Aspire’s current capitalization and how it impacts the merger consideration to be paid under the business combination agreement.

Response: In response the Staff’s comments, the Company has revised its disclosures on page 216 of Amendment No. 1.

Our Products, page 212

40.	You state that you have completed a Phase 1 clinical trial of Instaprin. Please expand your description of this trial to provide specific details, parameters and results, including, to the extent applicable:

●	when you received approval of the Investigational New Drug Application from the FDA for this trial;
●	the dates of the trial and locations;
●	the identity of trial sponsors;
●	the trial design;
●	study information (e.g., number of patients enrolled and treated and the criteria for participation in the study);
●	duration of treatment and dosage information;
●	primary and secondary endpoints and whether those endpoints were met; and
●	a discussion of the results, including any adverse events and serious adverse events that were observed, if any.

With respect to your planned Phase 2a Challenge Study, please revise to briefly discuss the material aspects of the anticipated trial design, such as number of participants and endpoints. Please also disclose what will be studied in the planned Phase 2b clinical trial.

Response: In response the Staff’s comments, the Company has revised its disclosures on page 216 of Amendment No. 1 to remove reference to a completed Phase 1 clinical trial.

U.S. Securities and Exchange Commission
Division of Corporate Finance
October 24, 2024
Page 10

41.	Please remove the statement on page 212 and elsewhere claiming that Instaprin has “no acidic side effects” or revise to instead present the objective results underlying your clinical trials.

Response: In response the Staff’s comments, the Company has revised its disclosures on page 215 of Amendment No. 1 and elsewhere throughout to remove the statement.

42.	Please revise here to briefly explain what “OTC Monograph Compliant” means in the context of the development of your Instaprin candidate, provide a brief overview of this process and clarify if you have discussed using this regulatory pathway with the FDA and why Aspire expects an FDA ruling in 2024. Please also explain the “ruling” you expect to receive at the end of 2024 and whether that would allow you to begin commercialization of your candidate, if approved.

Response: In response the Staff’s comments, the Company has revised its disclosures on page 216 of Amendment No. 1 to explain what “OTC Monograph Compliant” would mean for the development of Aspire’s Instaprin candidate, as well as Aspire’s expected ruling from the FDA based on the advice Aspire received from its FDA counsel.

43.	We note your disclosure that Aspire acquired all of the intellectual property of Instaprin Pharmaceuticals including patents (including Patent No. 62/794141) filed with the United States Patent and Trademark Office on January 18, 2019. Please clarify whether the acquired intellectual property is patents or patent applications. We note your disclosure in the table on page 214 in this regard.

Response: In response the Staff’s comments, the Company respectfully advises the Staff that the intellectual property Aspire acquired consisted of patent applications and a trademark. All intellectual property that Aspire acquired from Instaprin Pharmaceuticals is currently lapsed. The Company has revised its disclosures on page 216 and throughout Amendment No. 1, where appropriate.

Competition, page 213

44.	We note that Aspire plans to file Instaprin to be OTC FDA monograph compliant. Please disclose if there are currently any sublingual aspirin-based products with this designation against which you would compete.

Response: In response the Staff’s comments, the Company has revised its disclosures on page 216 of Amendment No. 1.

Intellectual Property, page 213

45.	Please disclose the expiration date or potential expiration date, if granted, and type of protection (for example, composition of matter, use, or process) for each patent or patent application disclosed in this section.

Response: In response the Staff’s comments, the Company has revised its disclosures on page 216 of Amendment No. 1. The Company respectfully advises the Staff that any patents granted from national/regional phase applications of International Application No. PCT/US2024/022318 (which claims priority to U.S. Application No. 63/456,290) or applications claiming priority to International Application No. PCT/US2024/022318 will have a nominal expiration of March 29, 2044. The Company further intends to file a PCT application on October 1, 2025, claiming priority to U.S. Application No. 63/702,381. Any patents granted from national/regional phase applications of this PCT application or applications claiming priority to this PCT application will have a nominal expiration of October 1, 2045. The patent applications cover composition of matter (formulations), including product-by-process coverage, as well as uses of the formulations.

46.	Please include the footnotes to the table at the top of page 214 or advise.

Response: In response the Staff’s comments, the Company has revised its disclosures on page 217 of Amendment No. 1 to better clarify the status of Aspire’s intellectual property.

Licensure and Regulation of Biologics in the United States, page 214

47.	We note your disclosure in this section that Aspire’s “candidate mAb products” are licensed as biological products. Please revise to clarify how this disclosure is applicable to the products currently under development by Aspire. Also, for the products that Aspire is currently developing, please provide tailored disclosure that discusses the applicable regulatory pathway and approval process and the current status of Aspire’s product approval within that process. In this regard we note from the table on page 148 that Aspire may be pursuing OTC/non-prescription and prescription drug formulations of Instaprin, please ensure your disclosure addresses both regulatory pathways, as applicable.

Response: In response the Staff’s comments, the Company has revised its disclosures on page 217 of Amendment No. 1 to remove the reference to “mAb” products. This statement was included in error, and Aspire does not possess any “mAb” products.

U.S. Securities and Exchange Commission
Division of Corporate Finance
October 24, 2024
Page 11

48.	We note your disclosure elsewhere that Aspire’s technology platforms and product candidates are based on novel technologies, and that the development and regulatory approval pathway for such product candidates is “unproven.” Please address in your revised disclosure why the regulatory process is unproven, the challenges Aspire faces in obtaining regulatory approval, and the steps Aspire will take to address such challenges.

Response: In response the Staff’s comments, the Company has revised its disclosures on page 217 of Amendment No. 1.

Valuation Pricing Report on our Lead Product, Instaprin, page 215

49.	We note your disclosure regarding the Evans & Evans valuation report. Please file a consent from Evans as an exhibit to the registration statement pursuant to Securities Act Rule 436. Please also disclose how the PowerUp board considered this valuation report in evaluating and approving the business combination.

Response: In response the Staff’s comments, the Company has revised its disclosures on page 215 of Amendment No. 1 to remove reference to the Evans and Evans valuation report.

Management of New Aspire following the Business Combination

Executive Officers and Directors After the Business Combination, page 223

50.	Please briefly describe the business experience during the past five years of each director or executive officer named in this section. Refer to Item 401(e) of Regulation S-K for guidance.

Response: In response the Staff’s comments, the Company has revised its disclosures on page 227 of Amendment No. 1.

51.	Briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the expected directors should serve as a director for the registrant at the time that the disclosure is made, in light of the registrant’s business and structure after the business combination. Refer to Item 401(e) of Regulation S-K.

Response: In response the Staff’s comments, the Company has revised its disclosures on page 227 of Amendment No. 1.

Employment Agreements, page 230

52.	When available, describe the material terms of the employment agreements you intend to enter into with each of the named executive officers of New Aspire. Please also file these agreements as exhibits to this registration statement. Refer to Item 601(b)(10) of Regulation S-K for guidance.

Response: In response the Staff’s comments, the Company respectfully advises the Staff that the parties remain in active negotiation and the Company will disclose the material terms of the employment agreements when they become available.

U.S. Securities and Exchange Commission
Division of Corporate Finance
October 24, 2024
Page 12

Certain Relationships and Related Persons Transactions

Subscription Agreements, page 234

53.	We note your disclosure that in consideration for the First Contribution, PowerUp will issue to the Investors an aggregate of 1,000,000 shares of Class A common stock at the closing of the initial business combination. Since it is unclear if this disclosure only relates to the prior proposed business combination with Visiox, please clarify if these shares will be issued upon the closing of the business combination with Aspire. If these shares will be issued, please revise throughout to show the potential dilution resulting from the issuance of these shares.

Response: In response the Staff’s comments, the Company has revised its disclosures on page 237 of Amendment No. 1 to clarify that the shares to be issued are Working Capital Loan Shares discussed elsewhere in Amendment No. 1. The potential dilution resulting from issuance of the Working Capital Loan Shares is already included in the dilution disclosures throughout the Registration Statement.

Comparison of Corporate Governance and Shareholder Rights

Comparison of Shareholders’ Rights, page 237

54.	Please revise this section to include an explanation of any material differences in the rights of Aspire shareholders as compared with security holders of the combined company as a result of the de-SPAC transaction. Refer to Item 1605(b)(4) of Regulation S-K for guidance.

Response: In response the Staff’s comments, the Company has revised its disclosures on pages 244, 245, and 246 of Amendment No. 1.

Aspire Biopharma, Inc. Financial Statements

Consolidated Statement of Cash Flows, page F-53

55.	We note that the change in subscription receivable for the year ended December 31, 2022 is presented as an operating activity. Please revise to reflect this as a financing activity since this appears to be related to a common stock transaction. Refer to ASC 230.

Response: In response the Staff’s comments, the Company respectfully advises the Staff that the change in subscription receivable for the year ended December 31, 2022 is presented as a financing activity in Amendment No. 1 in accordance with ASC-230-10-45.

56.	We note that Contingent liabilities, SEC is presented as a financing activity for the year ended December 31, 2022. Please explain to us how you determined this is a financing activity in accordance with ASC 230.

Response: In response the Staff’s comments, the Company respectfully advises the Staff that Aspire determined that this is a non-cash liability that originated from the acquisition on intangible assets. As such, the classification has been re-evaluated as an investing activity in accordance with ASC 230-10-45: Cash flows from purchases and sales of property, plant, and equipment and other productive assets, including business combinations (see FSP 6.8.13 and FSP 6.8.20) and successful sale-leaseback transactions.

Note 7 - Intsaprin Acquisition, page F-58

57.	We note that on March 28, 2022, you closed on an asset purchase of Instaprin Pharmaceuticals, Inc. Please provide us the complete analysis you performed to estimate the fair value of the consideration paid and assets acquired in the acquisition. Additionally, tell us and revise to disclose what specific intangible assets were acquired and the value assigned to each major intangible asset class.

Response: In response the Staff’s comments, the Company respectfully advises the Staff that the fair value of the consideration was determined to be the “Purchase Price” which was negotiated with the SEC (refer to section 2.4 of the Asset Purchase Agreement, the SEC Judgment ‘Judg18-cv-13024 Milne” and the “28 U.S.C. 1961 - Post Judgment Interest Rates _ United States Courts” which was prescribed for calculating the post judgment interest. While this is planned prior to closing this transaction, there was no separate valuation exercise or analysis completed at the time of the asset acquisition.

Under ASC 805-50-30-2, the cost of the acquired assets would be measured based on either (1) the fair value of the consideration transferred, or (2) the fair value of the assets acquired, whichever is more clearly evident and thus more reliably measurable. Therefore, we deemed it more reliable to measure the value at the value of the consideration transferred, which is the amount negotiated with the SEC as discussed above.

As part of the merger process, the company plans to complete a valuation exercise to determine the allocation for each of acquired intangible assets.

There was no purchase price allocation analysis or valuation exercise performed at the time of the asset acquisition. As such the various intangible assets acquired, including trade secrets, patents, proprietary methodologies, commercial and scientist relationships, R&D, trademarks, and brand equity, were not yet separately valued in the financial statements. As such, the assets were not assigned useful lives as those were not determinable at the time those assets were acquired and recorded.

However, as part of the merger process, the company plans to complete a valuation exercise to determine the asset fair value as well as the allocation for all intangible assets.

Additionally, please see the Company’s response to Comment 58 below for additional information.

U.S. Securities and Exchange Commission
Division of Corporate Finance
October 24, 2024
Page 13

58.	As a related matter, we note from your disclosures on pages F-43 and F-55, that you determined your indefinite lived intangible assets were not impaired as of December 31, 2023 and June 30, 2024 based on qualitative factors. Please address the following:

●	Tell us how you determined that the intangible assets acquired had indefinite lives.

Response: In response the Staff’s comments, the Company respectfully advises the Staff that there are a variety of assets that were acquired, including trade secrets, patents, proprietary methodologies, commercial and scientist relationships, R&D, trademarks, and brand equity, which the company is not yet able to assign useful lives to because (a) the value of each asset was not allocated from the purchase price as no asset allocation study was available, and (b) useful lives were therefore not determinable at the time those assets were acquired and recorded. It was further noted in Aspire’s research (ASC 805 20-55-18) that some single identifiable asset may include more than one complimentary asset (i.e. a trademark, trade name, formulas, recipes and technological expertise may be recognized as a single brand intangible asset if those assets have similar useful lives). Once that asset allocation study is conducted, useful lives can be assigned.

●	Provide us with your intangible asset impairment analysis as of December 31, 2023 and June 30, 2024.

Response: In response the Staff’s comments, the Company respectfully advises the Staff that, to date, Aspire has not performed an impairment analysis. There was a company valuation study performed in October 2022 which concluded the value of Aspire was between $270M to $310M, at which time the intangible assets in question made up the majority of the total assets of Aspire. As such, no impairment was deemed required. Subsequently, Aspire has leveraged the acquired intellectual property to file two additional patents thus far, building on the value of those acquired assets.

●	Tell us how your valuations considered the fact that the intangible assets acquired are subject to an SEC judgement.

Response: In response the Staff’s comments, the Company respectfully advises the Staff that the assets were no longer subject to an SEC judgement once acquired. The judgement was levied on Defendant Milne, Instaprin Pharmaceuticals, Inc, and Defendant Island Raceway & Hobby, Inc., some of whom were the former owners of the intellectual property. The sale of the assets to Aspire was simply a means to potentially satisfy that judgment.

Pursuant to our Asset Purchase Agreement, the SEC agreed to a contingent payment obligation aimed at satisfying the judgment against said Defendants based on a percent of net revenue generated from the sale of products (Instaprin).

Furthermore, should Aspire not generate any net revenues from the acquired assets, then there is no obligation for Aspire to make payments to the SEC.

59.	We note that in conjunction with the asset acquisition you recognized a contingent liability for an SEC judgement against the former Instaprin CEO. Please address the following:

●	Clarify how the contingent liability was determined.

Response: In response the Staff’s comments, the Company references its response to Comment 57 above.

●	Clarify who is ultimately responsible for the SEC judgement and if you have legally assumed that liability.

Response: In response the Staff’s comments, the Company references its response to Comment 58 above.

60.	We note that for the years ended December 31, 2023 and December 31, 2022, $74,902 and $42,554, respectively, and for the three and six months ended June 30, 2024 and June 30, 2023, $19,845 and $38,258, and $19,845 and $38,258, respectively was added to the intangible asset related to accrued interest. Please tell us why you increased the balance of the intangible asset for accrued interest, citing the applicable accounting literature.

Response: In response the Staff’s comments, the Company references its response to Comment 57 above. Under ASC 805-50-30-2, the cost of the acquired assets would be measured based on either (1) the fair value of the consideration transferred, Asset acquisitions or (2) the fair value of the assets acquired, whichever is more clearly evident and thus more reliably measurable.

Furthermore, the guidance states that contingent consideration that is not accounted for under other US GAAP is generally recorded when probable and reasonably estimable. Any initial amount of contingent consideration recorded on the acquisition date is included in the initial cost of the assets acquired, and subsequent changes in the recorded amount of contingent consideration are generally recognized as an adjustment to the cost basis, by analogy to ASC 323-10-35-14A and ASC 360-10-30-1.

Note 10 - Subsequent Events, page F-60

61.	In the first paragraph you indicate that subsequent events have been evaluated through August 18, 2024, however the final paragraph indicates that the date that that subsequent events have been evaluated through August 1, 2024. Please revise your disclosure to reflect the correct date through which subsequent events have been evaluated. Refer to ASC 855-10-50-1.

Response: In response the Staff’s comments, the Company has revised its disclosures on page F-19 of Amendment No. 1.

U.S. Securities and Exchange Commission
Division of Corporate Finance
October 24, 2024
Page 14

General

62.	Please revise, where appropriate, to state whether or not a majority of the directors who are not employees of PowerUp retained an unaffiliated representative to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the de-SPAC transaction and/or preparing a report concerning the approval of the de-SPAC transaction.

Response: In response the Staff’s comments, the Company has revised its disclosures on pages 42 and 144 of Amendment No. 1.

63.	Please revise to include a dilution table complying with the requirements outlined in Item 1604(c) of Regulation S-K.

Response: In response the Staff’s comments, the Company has revised its disclosures on page 45 of Amendment No. 1.

64.	Please provide, in tabular format, the material terms of any agreement, arrangement, or understanding regarding restrictions on whether and when the SPAC sponsor and its affiliates may sell securities of the SPAC. Refer to Item 1603(a)(9) of Regulation S-K for guidance.

Response: In response the Staff’s comments, the Company has revised its disclosures on pages 43 and 137 of Amendment No. 1.

65.	With a view toward disclosure, please tell us whether either of the Original Sponsor or the Sponsor is, is controlled by, has any members who are, or has substantial ties with, a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction is, is controlled by, or has substantial ties with, a non-U.S. person. If so, please revise your filing to include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

Response: In response the Staff’s comments, the Company respectfully advises the Staff that the Company’s sponsor, SRIRAMA Associates, LLC, a Delaware limited liability company, is not currently controlled by nor has substantial ties with non-U.S. person(s). Additionally, all officers and directors of the Company are U.S. citizens and U.S. residents. The current owner of SRIRAMA Associates, LLC is the Chief Executive Officer of the Company. Further, the Company’s original sponsor, PowerUp Sponsor LLC, a Delaware limited liability company, is not currently controlled by nor has substantial ties with non-U.S. person(s). To the extent additional investors are brought in, we are informed they will all be U.S. citizens.

66.	Please tell us, with a view to disclosure, whether you have received any notice from KPSN & Associates LLP or any other financial advisors retained by the parties with respect to the business combination about it ceasing involvement in your transaction and how that may impact your deal.

Response: In response the Staff’s comments, the Company respectfully advises the Staff that, pursuant to the letter received from Citigroup on June 28, 2023, Citigroup ceased and refuses to act in every office, capacity and relationship with respect to the Business Combination and has waived its entitlement to the deferred underwriting commissions. The Company has included appropriate disclosure of this fact in the Registration Statement. Other than the foregoing, no financial advisors retained by the parties with respect to the Business Combination, including KPSN & Associates LLP, have ceased involvement in the transaction or informed the parties of any intention to cease involvement in the transaction.

* * *

U.S. Securities and Exchange Commission
Division of Corporate Finance
October 24, 2024
Page 15

Thank you for your review and consideration of the matters set forth in this Response and in Amendment No. 1. If you have any questions, please contact the undersigned at (414) 488-7333 or KBechen@dykema.com.

Sincerely,

Dykema Gossett PLLC

/s/ Kate Bechen
Kate Bechen, Esq.

cc:	Surendra Ajjarapu
Chief Executive Officer
PowerUp Acquisition Corp.